May 5, 2025

Susan Kreh
Chief Financial Officer
Oil-Dri Corporation of America
410 North Michigan Avenue , Suite 400
Chicago , Illinois 60611

       Re: Oil-Dri Corporation of America
           Form 10-K for the Fiscal year Ended July 31, 2024
           Response letter dated April 24, 2025
           File No. 001-12622
Dear Susan Kreh:

       We have reviewed your April 24, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 11,
2025 letter.

Form 10-K for the Fiscal Year Ended July 31, 2024
Item 2. Properties, page 28

1. We note your response to comment 1. Based on your response our understanding is that you consider several factors at your clay operations with respect to the economic viability of your mineral reserves, including the amount of clay at the mine location; projected costs related to operating the mine; demand for the type or types of product the clay meets the specifications for; other geographic factors such as proximity to permanent structures or bodies of water; and environment factors and regulations.

       In order to meet the requirement of Item 1302(e)(4) of Regulation S-K, a price for each commodity must be used that provides a reasonable basis for establishing that the project is economically viable. This requirement can be satisfied by quantifying
 May 5, 2025
Page 2

       the projected cost, or range of projected costs, that covers mining, hauling, processing, and packaging.

       Please further expand subsequent disclosures to quantity projected cost, or range of projected costs, in order to satisfy the price requirement under Item 1303(b)(3) of
       Regulation S-K.
        Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing